Exhibit (a)(5)(I)

May 11, 2007

Dear Shareholder:

Enclosed is a check for the shares of common stock that Dakota Growers Pasta Company, Inc. purchased from you at $10.00 per share pursuant to the Company’s previously announced tender offer.  Also, enclosed is a statement (if book entry) or certificate showing the number of shares that you hold, if any, after the stock buyback.

The Company purchased a total of 3,920,000 shares of common stock at $10.00 per share in conjunction with the tender offer.  There were 5,007,398 shares of common stock properly tendered. Because more than 3,920,000 shares of common stock were tendered, proration was required.  The Company purchased the shares of common stock in accordance with the following priority: first, the Company purchased all tendered shares from shareholders that own less than 1,000 shares; second, the Company purchased the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and third, because more shares were tendered than the Company could purchase while satisfying the first two criteria, the Company purchased shares on a pro rata basis.  The Company determined proration for each shareholder’s remaining unpurchased but tendered shares, if any, by multiplying:

•                  the percentage of each shareholders’ unpurchased but tendered shares to the total number of unpurchased but tendered shares of all shareholders by

•                  the difference between 3,920,000 and the number of shares we purchased by applying the first two criteria described above.

Questions regarding your shareholdings, including number of shares held, should be directed to our transfer agent, Wells Fargo Shareowner Services, at phone number 1-800-468-9716.

Sincerely,

Timothy J. Dodd

President and CEO

Dakota Growers Pasta Company, Inc.

One Pasta Avenue, Carrington, ND  58421

(701) 652-2855 • www.dakotagrowers.com